

July 22, 2015

George L. Holm
Chief Executive Officer
Performance Food Group, Inc.
12500 West Creek Parkway
Richmond, Virginia 23238

>   **Re: Performance Food Group, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed July 1, 2015**
>   **File No. 333-198654**

Dear Mr. Holm:

        We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Company, page 1

1. We note your disclosure in this section, and throughout the document, that "Winning Together" has driven "meaningful cost-saving benefits" through the first nine months of fiscal 2015. To the extent possible, please quantify the impact that the "Winning Together" initiative has had on your operating expenses. In this regard we note your disclosure on page 51 that operating expenses for this time period actually increased 6.1%.

Use of Proceeds, page 38

2. Please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K, or tell us why such disclosure is not required.

<u>Management's Discussion and Analysis of Financial Condition…</u>

<u>Consolidated Results of Operations</u>

<u>Nine Months ended March 28, 2015…, page 50</u>

3. We note your disclosure that the 12.4% increase in net sales is primarily attributable to securing new street customers as well as further penetrating existing customers. Please separately quantify each factor that has driven material increases in net sales. This comment also applies to the segment results for Performance Foodservice and PFG Customized for the nine months ended March 28, 2015.

<u>Fiscal year ended June 28, 2014 compared to fiscal year ended June 29, 2013, page 52</u>

4. It appears that you mistakenly deleted a portion of this section, as well as a portion of the section originally entitled "Fiscal year ended June 29, 2013 compared to fiscal year ended June 30, 2012." Please advise or revise.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director